Exhibit 99.1

KE Holdings Inc. Releases 2023 Environmental, Social and Governance Report

BEIJING, April 26, 2024 (GLOBE NEWSWIRE) -- KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today released its 2023 Environmental, Social and Governance report (the “2023 ESG report”), highlighting Beike’s commitment to sustainability under its corporate mission of “admirable service, joyful living,” and the guiding principle of “being virtuous while seeking growth.”

Mr. Stanley Yongdong Peng, Co-founder, Chairman of the Board and Chief Executive Officer of Beike, commented, “While we advance Beike’s capabilities as a technology-driven one-stop platform for residential services, we are committed to our mission and social responsibility. These include providing joyful living for consumers, facilitating fulfilling careers for service providers and fostering a harmonious ecosystem that drives the industry forward and makes our organization even better.”

Beike’s 2023 ESG report details the Company’s strategic application of ESG principles throughout its operations, covering initiatives in quality assurance, business ethics, talent development, low-carbon operations and community care. These efforts are designed to positively impact all Company stakeholders.

Highlights of Beike’s 2023 ESG Achievements:

Service Quality Assurance

Beike continuously enhances service quality across its residential service offerings including housing transactions, home renovation and furnishing, and home rental services, refining its service commitment system to provide consumers with a better living experience. Notably, the Company has consistently maintained an authentic property listing rate above 95% for years. In home renovation and furnishing services, Beike ensures quality through establishing scientific management systems, refining transparent service standards, and strengthening the fundamental capabilities of construction delivery.

Building a Harmonious Ecosystem

Beike continues to strengthen its platform infrastructure, leading industry transformation in ecology governance and standards formulation. The Company has established an autonomous system in certain areas including the Store Owners Committee, the Regional Co-governance Council and the Beike Jury, to promote the co-governance with store owners and enhance the platform’s ecosystem.

Professional Development for Service Providers

Beike supports its service providers with tailored vocational training programs and structured career paths, helping them advance from mere employment into professional roles that ultimately provide people with more fulfilling careers. The agents “Erudite” Professionalism Examination has been conducted for 13 consecutive years, accumulating over 2.8 million times of participation.

Empowering Services with Technology

Beike leverages cutting-edge technology to enhance service efficiency and consumer experiences. The Company applied AI assistants to offer empowerment training and business assistance to service providers, while tools like AIGC home design products and the AI Exhibition Hall helping bring consumers' visions of home to life.

Low Carbon Initiatives

Beike continuously focuses on the potential of technological applications for environmentally friendly and low-carbon advancements, exploring opportunities to offer green services across various business scenarios and processes. In addition to developing VR and AI technologies to reduce carbon emissions from traditional onsite property viewings, the Company promotes paperless operations in housing transactions, home renovation and furnishing, and home rental services. These efforts resulted in nearly 200 million sheets of paper saved and approximately 1,700 tonnes of carbon emissions reduced in 2023.

The Company’s 2023 ESG report is available in both English and Chinese. To support environmental conservation, it is strongly recommended to use the electronic version, accessible on the Company’s investor relations website at https://investors.ke.com/governance/sustainability.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 22 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.